UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: May 17, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Intimation

May 17, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs / Madam,

Sub:	Intimation

We would like to inform you that the Reserve Bank of India (“RBI”) vide its letter dated May 16, 2023 addressed to SBI Funds Management Limited (“SBIFML”), has accorded its approval to SBIFML for acquiring up to 9.99% of the paid-up share capital or voting rights of HDFC Bank Limited (“the Bank”). The approval has been granted with reference to the application made by SBIFML to RBI.

The aforesaid approval granted by RBI is subject to the conditions mentioned therein including compliance with the relevant provisions of the Banking Regulation Act, 1949, RBI’s Master Direction and Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies dated January 16, 2023 (as amended from time to time), provisions of the Foreign Exchange Management Act, 1999, provisions of the regulations issued by Securities and Exchange Board of India, and any other guidelines, regulations and statutes as applicable.

SBIFML has been advised by RBI to acquire the aforesaid major shareholding in the Bank within a period of six months i.e. by November 15, 2023. Further, SBIFML must ensure that the aggregate holding in the Bank remains below 10% of the paid-up share capital or voting rights of the Bank at all times.

This is for your information and records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary